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February 10, 2006

VIA EDGAR CORRESPONDENCE AND
VIA FACSIMILE AT (202) 772-9210
-------------------------------

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

           Re:      netGuru, Inc.
                    Form 10-KSB for the year ended March 31, 2005
                    File No. 0-28560
                    ------------------------------------------------------------

Dear Ms. Collins:

         We have received your letter of comments dated January 31, 2006, which letter requests a response by February 14, 2006. As I discussed yesterday with David Edgar, Staff Accountant, we would like to request that the time permitted for our response be extended to Friday, March 3, 2006, as we are busy preparing our Form 10-QSB for the quarter ended December 31, 2005 and need additional time after the Form 10-QSB is filed to work with our current and former auditors to assemble information responsive to your comments.

         We appreciate your consideration of this matter and look forward to your response. If you have questions, please contact me at (714) 974-2500, extension 5215.

                                        Sincerely yours,

                                        NETGURU, INC.

                                        /s/ Bruce Nelson

                                        Bruce Nelson,
                                        Chief Financial Officer

cc: Mr. Thomas Ferraro
    Mr. David Edgar